Exhibit (H)(17)

Thompson Investment Management, Inc.

918 Deming Way

Madison, Wisconsin 53717

November 15, 2018

Thompson IM Funds, Inc.
918 Deming Way
Madison, Wisconsin 53717
Attn: Board of Directors

Re:	Expense Reimbursement and Fee Waiver Commitment

Ladies and Gentlemen:

This is to confirm the commitment of Thompson Investment Management, Inc., as investment adviser to the Thompson MidCap Fund, to waive fees and/or reimburse expenses from March 31, 2019 through March 31, 2020 so that the annual operating expenses of the MidCap Fund do not exceed 1.15% of average daily net assets.

Very truly yours,

Thompson Investment Management, Inc.

By:	/s/ Jason L. Stephens

Name:	Jason L. Stephens

Title:	Chief Executive Officer